# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: City Therapeutics, Inc., CIK 0002143850
CUSIP: 178782108
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 399 Binney Street, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 10/19/2026
Filed by CIK 0001906837
Persons authorized to receive notices and communications: Mark McDonnell, ARCH Venture Management, LLC, 8755 W. Higgins Road, Suite 1025, Chicago, Illinois (IL), 60631, (773) 380 6600

## Reporting persons
- ARCH Venture Fund XII, L.P. (CIK 0001906837): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 13,692,507; sole dispositive power 0; shared dispositive power 13,692,507; aggregate amount beneficially owned 13,692,507 (25.6% of the class)
- ARCH Venture Partners XII, L.P. (CIK 0001979765): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 13,692,507; sole dispositive power 0; shared dispositive power 13,692,507; aggregate amount beneficially owned 13,692,507 (25.6% of the class)
- ARCH Venture Partners XII, LLC (CIK 0001979548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,692,507; sole dispositive power 0; shared dispositive power 13,692,507; aggregate amount beneficially owned 13,692,507 (25.6% of the class)
- Robert Nelsen (CIK 0001219042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,692,507; sole dispositive power 0; shared dispositive power 13,692,507; aggregate amount beneficially owned 13,692,507 (25.6% of the class)
- Keith Crandell (CIK 0001219039): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,692,507; sole dispositive power 0; shared dispositive power 13,692,507; aggregate amount beneficially owned 13,692,507 (25.6% of the class)
- Kristina Burow (CIK 0001569248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,692,507; sole dispositive power 0; shared dispositive power 13,692,507; aggregate amount beneficially owned 13,692,507 (25.6% of the class)
- Steven Gillis (CIK 0001229592): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,692,507; sole dispositive power 0; shared dispositive power 13,692,507; aggregate amount beneficially owned 13,692,507 (25.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: City Therapeutics, Inc.
Address of issuer's principal executive offices: 399 Binney Street, Cambridge, Massachusetts (MA), 02142
Comment: This statement relates to the Common Stock, $0.0001 par value (the "Common Stock"), of City Therapeutics, Inc. (the "Issuer") having its principal executive office at 399 Binney Street, Cambridge, MA 02142.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by (1) ARCH Venture Fund XII, L.P. ("AVF XII"), (2) ARCH Venture Partners XII, L.P. ("AVP XII LP") which is the sole general partner of AVF XII, (3) ARCH Venture Partners XII, LLC ("AVP XII LLC") which is the sole general partner of AVP XII LP, (4) Keith Crandell ("Crandell"), (5) Robert Nelsen ("Nelsen"), (6) Kristina Burow ("Burow"), and (7) Steven Gillis ("Gillis"). Nelsen, Crandell, Burow, and Gillis are referred to collectively as the "AVP XII Investment Committee Members". Each of the individuals and entities above shall be referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.
Present principal occupation or employment: The principal business of AVP XII LP is to act as the general partner of AVF XII and the principal business of AVP XII LLC is to act as the general partner of AVP XII LP. AVP XII Investment Committee Members act as investment committee members of AVP XII LLC, and as managing directors or investment committee members of a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: AVF XII and AVP XII LP are limited partnerships organized under the laws of the State of Delaware. AVP XII LLC is a limited liability company organized under the laws of the State of Delaware. Each AVP XII Committee Member is a US citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 20, 2026, AVF XII purchased 2,027,006 shares of Series B Preferred Stock of the Issuer at a purchase price of $13.3201 per share. The number of shares reflects a 1.0983 for 1 stock split effected immediately prior to the closing of the initial public offering of the Issuer (the "IPO"). Each share of Series B Preferred Stock automatically converted into one share of the Issuer's Common Stock at the closing of the IPO.

On October 19, 2026, AVF XII purchased 170,000 shares of Common Stock at a purchase price of $18.00 per share from the underwriters of the IPO.

The source of funds for each of the purchases described in this Item 3 was the working capital of AVF XII.

No part of the purchase price paid by AVF XII was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above. The total amount paid by for securities purchased in the above-listed transactions is as follows:

AVF XII: $30,059,985.76

## Item 4. Purpose of Transaction
Purpose of transaction: AVF XII and the other Reporting Persons acquired the Common Stock for investment purposes. Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, AVF XII and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
AVF XII is the record owner of 13,692,507 shares of Common Stock ("AVF XII Record Shares"). AVP XII LP, as the sole general partner of AVF XII LP, may be deemed to beneficially own the AVF XII Record Shares. AVP XII LLC, as the sole general partner of AVP XII LP, may be deemed to beneficially own the AVF XII Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and investment committee members, each of the AVP XII Investment Committee Members and direct and indirect general partners of AVF XII may be deemed to share the power to direct the AVF XII Record Shares.

Each Reporting Person disclaims beneficial ownership of the Record Shares except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on the 53,387,834 shares outstanding following the IPO, including full exercise of the underwriters' option, as reported by the Issuer in its Prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on October 16, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
AVF XII is party to that certain Amended and Restated Investors' Rights Agreement, dated May 20, 2026 (the "Investor Rights Agreement"). Pursuant to the Investor Rights Agreement, the Issuer has granted to AVF XII demand, piggyback and shelf registration rights with respect to shares of Common Stock held by AVF XII. Such registration rights will terminate upon the earlier of (i) the closing of a "Deemed Liquidation Event," as such term is defined in our certificate of incorporation (as currently in effect), (ii) the fifth anniversary of the completion of this offering and (iii) such time after consummation of this offering as SEC Rule 144 or another similar exemption under the Securities Act is available for the sale of all of the securities subject to such registration rights without limitation during a three-month period without registration.

Effective as of the closing of the IPO, the covenants relating to delivery of financial statements, inspection rights, and observer rights set forth in Section 3 and the rights of first offer were terminated.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

AVF XII has entered into a lock-up agreement with the underwriters of the IPO (the "Lock-Up Agreement") pursuant to which AVF XII has agreed, subject to certain exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock for a period of 180 days after October 15, 2026, except with the prior written consent of Goldman Sachs & Co. LLC and Jefferies LLC, subject to certain exceptions.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, the form of which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1- Agreement of Joint Filing

Exhibit 2- Amended and Restated Investors' Rights Agreement, dated May 20, 2026, as amended, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on October 9, 2026).

Exhibit 3- Form of Lock-Up Agreement (incorporated by reference to Annex II to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on October 9, 2026).

## Signatures
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, L.P., its General Partner (10/26/2026)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (10/26/2026)
- ARCH Venture Fund XII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/26/2026)
- ARCH Venture Partners XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (10/26/2026)
- ARCH Venture Partners XII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/26/2026)
- ARCH Venture Partners XII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (10/26/2026)
- Robert Nelsen: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (10/26/2026)
- Keith Crandell: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell (10/26/2026)
- Kristina Burow: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Kristina Burow (10/26/2026)
- Steven Gillis: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Steven Gillis (10/26/2026)
Comment: *This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24.2 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.